UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

(Amendment No. 1)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

SAPIENT CORPORATION
(Name of Subject Company)

SAPIENT CORPORATION
(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

803062108
(CUSIP Number of Class of Securities)

Joseph A. LaSala, Jr.
Senior Vice President, General Counsel and Secretary
Sapient Corporation
131 Dartmouth Street
Boston, MA 02116
(617) 621-0200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Faiza J. Saeed, Esq.
Eric L. Schiele, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

☐           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2014 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Sapient Corporation, a Delaware corporation (“Sapient”, “we” or “us”).  The Schedule 14D-9 relates to the tender offer by 1926 Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Publicis Groupe S.A., a French société anonyme  (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on November 12, 2014, pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Sapient (the “Shares”) at a purchase price of $25.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 12, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase, constitutes the “Offer”).  The expiration date of the Offer is at the end of the day, immediately after 11:59 P.M., New York City time, on December 10, 2014, unless the Offer is extended or earlier terminated in accordance with the Merger Agreement.

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 2.  Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9 under the heading “Tender Offer” is hereby amended by deleting the reference to “a wholly owned direct subsidiary of Parent” and replacing it with the following: “a wholly owned indirect subsidiary of Parent”.

Item 8.  Additional Information.

Item 8 of the Schedule 14D-9 under the heading “Litigation” is hereby amended and supplemented by replacing the word “None.” in such section with the following:

“On November 12, 2014, Ava Ball filed a purported shareholder class action against Sapient, Parent, Purchaser and the Sapient Board in the Court of Chancery of the State of Delaware.  The case is captioned Ball v. Sapient Corp. et al., No. 10345-CB.  On November 19, 2014, Ms. Ball filed an amended complaint.  Ms. Ball’s lawsuit alleges that the Sapient Board breached its fiduciary duties in evaluating, negotiating, and approving the transactions contemplated by the Merger Agreement and by causing the dissemination of purportedly materially misleading information about such transactions.  Ms. Ball also alleges that Sapient, Parent and Purchaser aided and abetted those breaches of fiduciary duties.  Ms. Ball seeks to enjoin or rescind such transactions and requests her attorneys’ fees and damages in an unspecified amount.  Sapient and Parent believe these allegations are without merit.

On November 18, 2014, Paul Parshall filed a purported shareholder class action against Parent, Purchaser and the Sapient Board in the Court of Chancery of the State of Delaware.  The case is captioned Parshall v. Herrick et al., No. 10366-CB.  Mr. Parshall’s lawsuit alleges that the Sapient Board breached its fiduciary duties in evaluating, negotiating, and approving the transactions contemplated by the Merger Agreement and by causing the dissemination of purportedly materially misleading information about such transactions.  Mr. Parshall also alleges that Parent and Purchaser aided and abetted those breaches of fiduciary duties.  Mr. Parshall seeks to enjoin or rescind such transactions and requests his attorneys’ fees and damages in an unspecified amount.  Sapient and Parent believe these allegations are without merit.

On November 21, 2014, Ms. Ball and Mr. Parshall filed a proposed order of consolidation and appointment of counsel.  The proposed order would consolidate the actions and designate Ms. Ball’s amended complaint as the operative complaint in the matter.  As of November 24, 2014, the proposed order is pending before the Court of Chancery of the State of Delaware.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

SAPIENT CORPORATION

By:	/s/ Joseph A. LaSala, Jr.
	Name:	Joseph A. LaSala, Jr.
	Title:	Senior Vice President, General Counsel and Secretary

Dated: November 24, 2014

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